UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14F-1/A

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                          GOALTIMER INTERNATIONAL, INC.
        (Exact name of registrant as specified in its corporate charter)


                                    000-49701
                              (Commission File No.)


                          COLORADO          84-1159783
       (State of Incorporation)          (IRS Employer Identification No.)


            24843 Del Prado, Suite 326, Dana Point, California 92629
                    (Address of principal executive offices)


                                 (949) 487-7295
                         (Registrant's telephone number)

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                          GOALTIMER INTERNATIONAL, INC.

                        INFORMATION STATEMENT PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


PURPOSE  OF  AMENDMENT
----------------------

     GoalTimer International, Inc. (the "Company") hereby amends the Information Statement pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 thereunder filed on November 20, 2002 (the "Information Statement"). This amendment deletes all references contained in the Information Statement to Mr. Raymond Chien Hua Chou being President of the Company to make it clear that Mr. Chou will become President of the Company at the closing and will be nominated Chairman of the Board of the Company at the closing under the voluntary Share Exchange, dated November 20, 2002, in compliance with Section 14F of the Securities Exchange Act of 1934.


GENERAL
-------

     This Information Statement is being mailed on or about November 20, 2002 to the holders of record as of November 20, 2002, of common stock, par value $0.001 per share (the "common stock"), of GoalTimer International, Inc., a Colorado corporation (the "Company"). You are receiving this Information Statement in connection with the Company's election of a designee of the majority shareholder of Cyber Technology Group Holdings, Ltd., Inc., a Canadian corporation, ("Cyber") to the Board of Directors of the Company (the "Designee").

Pursuant to and at the closing of the Share Exchange Agreement, dated November 20, 2002, among Cyber and GoalTimer; and Raymond Chien Hua Chou, principal shareholder of Cyber, GoalTimer will acquire 100% of the issued and outstanding shares in the capital of Cyber, all in exchange for 60,000,000 new investment shares of common stock in GoalTimer, or 60% of the shares then to be issued and outstanding.

     As of November 13, 2002, Leland Watson, Sandra Watson, and Josh Hayman resigned as Directors. At closing of the Agreement, which is anticipated to occur on December 19, 2002, Raymond Chou Chien Hua will become President and will be appointed Chairman of the Board of Directors on the closing date, each effective 10 days after transmittal of this Information Statement to the Company's shareholders, upon compliance with Section 14F of the Securities and Exchange Act of 1934.

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CONSUMMATION  OF  THE  TRANSACTION  WILL  RESULT  IN  A  CHANGE  OF  CONTROL.
-----------------------------------------------------------------------------

     No action is required by the shareholders of the Company in connection with the election or appointment of the Designee to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF
----------------------------------------------------

VOTING  SECURITIES  OF  THE  COMPANY:

    On November 20, 2002, there were 3,445,358 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT:

    The sole class of equity securities of the Company issued and outstanding is the common stock.

    The following table sets forth, as of November 20, 2002, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:


Name and Address of              Amount and nature of
Beneficial Owner                 Beneficial Ownership (1)    Percentage of Class
--------------------------------------------------------------------------------
LavaRock  Holdings  Corp.
Penthouse Suite, 10 Elvira Mendez Street
Panama,  R.O.P.                        1,850,000                        54%
--------------------------------------------------------------------------------
Sandra  Watson
231  W.  Jamison  Circle  #5
Littleton, CO 80120                      356,252                       9.6%
--------------------------------------------------------------------------------
All Officers and Directors as a Group        N/A                        N/A
--------------------------------------------------------------------------------
Total Shares Issued and Outstanding    3,445,358                     100.00
--------------------------------------------------------------------------------


Notes  to  the  table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

DIRECTORS  AND  EXECUTIVE  OFFICERS
-----------------------------------

     The following sets forth the names and ages of the current Director, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or

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executive  officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended September 30, 2001, the Board of Directors held six formal meetings. There are no family relationships among any of the Directors, nominees or executive officers.

Leland  E. Watson, II.   Mr.  Watson, former President  and a  Director  of  the
----------------------
Company since inception. He has been Marketing Manager of National Printing & Packaging (Direct Marketing Division) in Denver, Colorado from September 2000 to the present. He was senior Account Executive at EAGLEDIRECT.COM
(Division  of  Master  Graphics)  in  Denver,  Colorado  from  October  1997  to
September 2000. He was an Account Executive, Writer and Marketing Manager of Print 20/20 in Denver, Colorado from February 1997 to October 1997. He was a Sales Manager for Oran V. Siler Printing Co. in Denver, Colorado from July 1996 to February 1997. His education is an associate degree in Graphic Arts and in Business Management.

Sandra S. Watson, Mrs. Watson, former Director of the Company, served since 1999. She has been a
Business and Marketing Consultant since October 1998 through her company, Mom's Here, in Denver, Colorado. She was President of Print 20/20 in Denver, Colorado from September 1994 to October 1998. She was President and General Manager of Visionprint, LTD. in Denver, Colorado from September 1987 to December 1993. She attended Bethel College in Colorado Springs, Colorado and earned a Registered Nurse Degree.

Joshua R. Hayman, Mr. Hayman former Director and Secretary, served since 1994. Mr. Hayman obtained a BS in Business Administration in 1977 from the
University at Albany, New York, and obtained an MBA in finance from the University of Miami in 1978. from 1996 to present, he has been a Loan Servicing Manager at Cherry Creek Mortgage Company in Denver, Colorado.

Mr.Raymond Chou Chien-Hua, 41, Managing Director, Chief Executive Officer and a principal founder of the CTG Group, graduated from the University of Macau with a bachelor degree in Business Administration. Mr. Chou devotes [90%] of his time working with the CTG Group and will assume the same corporate titles and responsibilities with the Resulting Company at Closing. Mr. Chou is a principal owner of the shares in CTG and will become a principal shareholder of the Resulting Company, holding [61.2%] of all Common Shares after the Closing. Mr. Chou is also the managing director of Shanghai HYD Industries Co. Ltd. since May, 1999. Prior to that, he was General Manager of Shanghai Elan Chemical Industries Co. Ltd. since May, 1992. Mr. Chou spent most of the last three years studying and researching the on-line gaming industry and putting his knowledge to practice by investing his own time and money in setting up the business.

Mr. Chou Chien-Hua will be appointed as a Director effective upon compliance with Notice to Shareholders pursuant to Section 14f of the Securities & Exchange Act of 1934.


STANDING  AUDIT  COMMITTEE.  None.

NOMINATION  COMMITTEE.  None.

COMPENSATION  COMMITTEE.  None.

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EXECUTIVE  COMPENSATION
-----------------------

     No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

    The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

     The Company did not provide compensation to the prior officers and directors.

LEGAL  PROCEEDINGS:

    The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE  WITH  SECTION  16(A)  OF  THE  SECURITIES  EXCHANGE  ACT:

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

    The Company is not aware of any person who at any time during the prior to the quarter ended September 30, 2002 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.


             THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

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OTHER  INFORMATION:

    The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated  November  20,  2002
                         By  Order  of  the  Board  of  Directors
                         GoalTimer  International,  Inc.


                         By:/s/ Luke  C.  Zouvas
                         Name:  Luke  C.  Zouvas,  Esq.
     Title:  Custodian

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